PERSONAL RETIREMENT MANAGER SERIES I V-A
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2023

This product notice provides updated information about Personal Retirement Manager variable annuity Series I V-A, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life and Annuity Insurance Company:

Contract Version	Website Address
Personal Retirement Manager V-A Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589216
Leaders Edge Series V	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589299
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Personal Retirement Manager Edge. If you purchased this contract between August 24, 2009 and August 16, 2010, this variable annuity was called Leaders Series V-A and was marketed as Leaders Edge Series V.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Page
Special Terms	3
Updated Information About Your Contract	3
Key Information Table	3
Appendix A Funds Available Under the Contract	APP A-1

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 2, 2022. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
• Effective in the first or second quarter of 2023, Franklin Advisers, Inc. replaced Franklin Templeton Institutional, LLC as adviser for the Franklin Global Real Estate VIP Fund.
• Effective April 30, 2023, the Putnam VT Multi-Cap Core Fund was renamed Putnam CT Core Equity Fund.
• Effective April 30, 2023, the Putnam VT Growth Opportunities Fund was renamed Putnam VT Large Cap Growth Fund.
• Effective on or about September 1, 2023, Talcott Resolution’s corporate office address will be 1 American Row, Hartford, CT 06103. This does not change our Administrative Office mailing address.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES	Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges depending on the class of Contract that you own (i.e., B Share, C Share, I Share and L Share). Surrender charges may apply to both partial and full Surrenders.These surrender charges (if any) do not apply to certain types of withdrawals, such as withdrawals that do not exceed the annual amount that may be withdrawn without surrender charges.
•B Share. If you withdraw money from your contract within 9 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•C Share. If you withdraw money from your contract within 2 years following your last premium payment, you may be assessed a surrender charge of up to 2% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•I Share. No surrender charges.
•L Share. If you withdraw money from your contract within 5 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000 for a B Share contract or $8,000 for an L Share contract or $2,000 for a C Share contract. No surrender charges would apply to an I Share contract.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
2. Fee Summary 4. Information On your Account b. Charges and Fees - Sales Charges - Contingent Deferred Sales Charges

Transaction Charges
A Sales Load of up to 5.5% applies to all Premium Payments. Other than Sales Loads on Premium Payments, there are no charges for other contract transactions (e.g., transferring money between investment options).
2. Fee Summary 4. Information On your Account b. Charges and Fees - Sales Charges - Front-End Sales Charge and Distribution Charge
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Fee Summary 4. Information on your Account b. Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	0.51%¹	0.51%¹
	Investment Options (fund fees and expenses)	0.28%²	1.29%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.75%[3]	1.50%[3]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets. [3] As a percentage of average daily Contract Value.
Because your contract is customizable, the choices you may effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $917	Highest Annual Cost: $3,608
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive combination of contract classes and fund fees and expenses	•Most expensive combination of contract classes, optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS			Location in Prospectus

Risk of Loss	You can lose money by investing in this contract, including loss of principal.
2. Fee Summary

3. Management of the Contract - Fixed Accumulation Feature

4. Information on your Account
b. Charges and Fees - Sales Charges - Contingent Deferred Sales Charges (CDSC) - B, C and L Share Contracts Only

Appendix Tax

Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance. Performance can vary depending on the performance of the investment options that you choose under the contract (e.g., Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. Management of the Contract 4. Information on your Account - a. Opening an Account
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
5. Optional Death Benefits a. Maximum Anniversary Value Death Benefit Appendix E
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus

Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
6. Further Information e. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	4. Information on Your Account a. Opening an Account - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life and Annuity Insurance Company:

Contract Version	Website Address
Personal Retirement Manager V-A Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589216
Leaders Edge Series V	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589299
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.92%	(19.17)%	2.06%	5.37%
U.S. Equity	AB VPS Discovery Value Portfolio - Class B (formerly AB VPS Small/Mid Cap Value Portfolio) Adviser: AllianceBernstein, L.P.	1.05%	(15.82)%	3.62%	9.06%
International Equity	AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.15%	(13.79)%	(2.55)%	2.51%
Allocation	American Funds Asset Allocation Fund - Class 4 Adviser: Capital Research and Management Company	0.80%	(13.66)%	5.06%	7.87%
Fixed Income	American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	0.97%	(17.84)%	(2.01)%	(0.70)%
International Equity	American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	0.92%*	(17.57)%	3.83%	7.53%
International Equity	American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.91%*	(24.92)%	6.80%	9.92%
International Equity	American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	1.16%*	(29.69)%	2.54%	6.58%
U.S. Equity	American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.84%	(30.11)%	10.86%	13.38%
U.S. Equity	American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	0.78%	(16.71)%	7.56%	11.28%
International Equity	American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	1.03%	(21.02)%	(1.29)%	3.67%
International Equity	American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	1.07%*	(22.25)%	2.07%	4.02%
Fixed Income	American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	0.71%*	(12.75)%	0.51%	1.12%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	0.75%*	(8.69)%	6.84%	11.08%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.39%	(18.42)%	8.99%	12.01%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.85%	(26.49)%	8.39%	11.15%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.86%	(14.97)%	5.68%	9.69%
Fixed Income	Fidelity® VIP Strategic Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	0.92%	(11.52)%	1.09%	2.20%
U.S. Equity	Franklin DynaTech VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.06%*	(40.20)%	6.29%	9.74%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.81%	(5.59)%	4.19%	5.40%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.29%	(4.85)%	3.56%	6.50%
Allocation	Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.04%	(7.47)%	3.05%	6.62%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.00%*	(10.68)%	9.92%	11.74%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.01%*	(10.11)%	5.37%	8.98%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.19%*	(33.76)%	6.96%	9.79%
Fixed Income	Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.16%*	(10.84)%	(0.16)%	1.20%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	(15.30)%	7.68%	10.89%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.59%	(18.96)%	9.56%	13.12%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.65%	(8.93)%	9.54%	12.19%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.75%	(18.14)%	1.78%	5.13%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.79%	(30.94)%	7.43%	10.10%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.50%	(14.21)%	0.34%	1.50%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.43%	(0.17)%	1.09%	0.76%
Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%*	(14.52)%	1.94%	3.29%
U.S. Equity	Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%	(20.75)%	5.92%	8.03%
International Equity	Invesco V.I. EQV International Growth Fund - Series II Adviser: Invesco Advisers, Inc.	1.16%	(18.50)%	1.26%	4.15%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.28%	1.45%	1.04%	0.59%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(10.29)%	(0.12)%	0.43%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.88%	(9.55)%	1.36%	2.92%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.18%	(14.45)%	4.82%	7.72%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.20%	(20.73)%	5.27%	8.05%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.89%	(12.81)%	1.01%	3.65%
U.S. Equity	Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.08%*	(11.97)%	4.94%	8.82%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.94%	(9.43)%	6.19%	9.80%
U.S. Equity	MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	0.99%*	(31.80)%	9.30%	12.77%
U.S. Equity	MFS® Investors Trust Series - Service Class Adviser: Massachusetts Financial Services Company	1.03%*	(16.69)%	8.18%	11.15%
Fixed Income	MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	0.78%*	(14.18)%	(0.08)%	1.13%
Allocation	MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	0.86%*	(9.84)%	4.91%	7.07%
U.S. Equity	MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	0.94%*	(6.14)%	7.08%	10.77%
U.S. Equity	Putnam VT Core Equity Fund - Class IB (formerly Putnam VT Multi-Cap Core Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.94%	(15.77)%	9.50%	12.55%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB (formerly Putnam VT Growth Opportunities Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.91%	(30.50)%	10.60%	13.72%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.82%	(3.13)%	9.26%	11.76%
International Equity	Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.19%*	(7.75)%	(2.08)%	1.36%
Fixed Income	Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.87%*	(5.13)%	(2.41)%	(0.89)%
International Equity	Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	1.22%*	(11.62)%	(0.85)%	3.94%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
APP A-3

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Leaders Edge 5
Personal Retirement Manager A-Share V-A 1

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 111	2022 Series 211	2022 Series 311	2022 Series 411	2022 Series 511
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Small Company HLS Fund	2%	2%	3%	4%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Total	100%	100%	100%	100%	100%

APP A-4

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
Return of Premium (ROP) I
Maximum Anniversary Value (MAV) II

Applicable To The Following Contracts*
Leaders Edge 5
Personal Retirement Manager A-Share VA 1
Clients that choose the ROP I Death Benefit or MAV II Death Benefit will be offered limited investment flexibility and will be required to be invested with a minimum of 30% in fixed investments and no more than 70% in equity investments.
The Contract Owner will be able to choose from a selection of:
•Create a custom asset allocation model (sleeve) comprised of three categories of investments which will rebalance quarterly
•Approved individual sub-accounts
•Pre-determined asset allocation portfolios (Portfolios Planner, Investment Strategies)
Note: Investment in the Personal Pension Account will not violate the ROP I investment restrictions; however, any money invested in the variable funds must adhere to the ROP I investment restrictions.

Fixed Investments:	30% minimum allocation. 100% maximum allocation.
Equity Investments:	0% minimum allocation. 20% maximum allocation in any one fund. 70% maximum allocation in Equity and Limited Investments combined.
Limited Investments:	0% minimum allocation. 20% maximum allocation. 70% maximum allocation in Equity and Limited Investments combined.

Fixed Investments - 30% minimum allocation. 100% maximum allocation.
•	American Funds The Bond Fund of America	•	Invesco V.I. Government Securities Fund
•	Hartford Total Return Bond HLS Fund	•	Invesco V.I. High Yield Fund
•	Hartford Ultrashort Bond HLS Fund	•	MFS Total Return Bond Series
•	Invesco V.I. Government Money Market Fund

Equity Investments - 0% minimum allocation. 20% maximum allocation in any one fund. 70% maximum allocation in Equity and Limited Investments combined.
•	AB VPS International Value Portfolio	•	Hartford Capital Appreciation HLS Fund
•	AB VPS Small/Mid-Cap Value Portfolio	•	Hartford Disciplined Equity HLS Fund
•	American Funds Asset Allocation Fund	•	Hartford Dividend and Growth HLS Fund
•	American Funds Capital World Growth and Income Fund	•	Hartford International Opportunities HLS Fund
•	American Funds Global Growth Fund	•	Invesco V.I. Core Equity Fund
•	American Funds Growth Fund	•	Invesco V.I. EQV International Equity Fund
•	American Funds Growth-Income Fund	•	Lord Abbett Fundamental Equity Portfolio
•	American Funds International Fund	•	Lord Abbett Growth & Income Portfolio
•	American Funds Washington Mutual Investors Fund	•	MFS Growth Series
•	BlackRock S&P 500 Index V.I. Fund	•	MFS Investors Trust Series
•	Fidelity VIP Contrafund Portfolio	•	MFS Value Series
•	Fidelity VIP Mid Cap Portfolio	•	Putnam VT Growth Opportunities Fund
•	Franklin DynaTech VIP Fund	•	Putnam VT Large Cap Value Fund
•	Franklin Mutual Global Discovery VIP Fund	•	Putnam VT Multi-Cap Core Fund
•	Franklin Mutual Shares VIP Fund	•	Templeton Foreign VIP Fund
•	Franklin Rising Dividends VIP Fund	•	Templeton Growth VIP Fund

APP A-5

Limited Investments - 0% minimum allocation. 20% maximum allocation.70% maximum allocation in Equity and Limited Investments combined.
•	American Funds Capital World Bond Fund	•	Franklin Strategic Income VIP Fund
•	American Funds Global Small Capitalization Fund	•	Hartford Small Company HLS Fund
•	American Funds New World Fund	•	Invesco V.I. Main Street Mid Cap Fund
•	Fidelity VIP Strategic Income Portfolio	•	Invesco V.I. Small Cap Equity Fund
•	Franklin Income VIP Fund	•	Lord Abbett Bond-Debenture Portfolio
•	Franklin Small Cap Value VIP Fund	•	Templeton Global Bond VIP Fund
•	Franklin Small-Mid Cap Growth VIP Fund

Approved Individual Sub-accounts:
Multi-asset Investments - 0% minimum allocation. 100% maximum allocation. No limit per fund. Cannot be combined with funds in any other category.
•	AB VPS Balanced Hedged Allocation Portfolio
•	Invesco V.I. Balanced Risk Allocation Fund
•	MFS Total Return Series

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 111	2022 Series 211	2022 Series 311	2022 Series 411	2022 Series 511
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Small Company HLS Fund	2%	2%	3%	4%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Total	100%	100%	100%	100%	100%

(3) INVESTMENT MODELS

Series 8012
Fund
Hartford Capital Appreciation HLS Fund	33%
Hartford Dividend & Growth HLS Fund	33%
Hartford Total Return Bond HLS Fund	34%
Total	100%

Series 8013
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%
APP A-6

Series 8050
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth and Income Fund	20%
American Funds Growth Fund	25%
American Funds International Fund	15%
American Funds The Bond Fund of America	30%
Total	100%

Series 8051
Fund
American Funds International Fund	25%
Franklin Income VIP Fund	25%
Hartford Disciplined Equity HLS Fund	25%
Hartford Total Return Bond HLS Fund	25%
Total	100%

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:    C000078889

APP A-7